October 24, 2014

VIA EDGAR and Overnight Delivery

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Symmetry Surgical Inc.
Amendment No. 1 to Registration Statement on Form S-4, filed October 8, 2014
File No. 333-198596

Dear Ms. Ravitz:

On behalf of Symmetry Surgical Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated October 22, 2014, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-4 submitted to the SEC on October 8, 2014 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response in regular type. Page number references in our responses refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein have the same meanings ascribed to those terms in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

OEM Solutions Business Unaudited Prospective Financial Information, page 48

1.	We note your response to prior comment 8 and we will continue to evaluate your response to prior comment 11 after you provide us on a supplemental basis with a copy of any board books relating to the August 3, 2014 meeting.

Amanda Ravitz Assistant Director United States Securities and Exchange Commission October 24, 2014 Page 2

Response to Comment 1: A copy of the Stifel presentation prepared for the board of directors for the August 3, 2014 board meeting is being provided to the Staff under separate cover from counsel to Stifel on a supplemental and confidential basis.

Six Months ended June 28, 2014 compared to six months ended June 29, 2013, page 128

2.	We note your revisions in response to prior comment 23; however, it continues to be unclear how product mix shifted such that gross profit was favorably impacted. Specifically, it is unclear to what “higher margin products” and “lower margin products” you are referring and how the relative proportion of each changed. Please revise to clarify.

Response to Comment 2: The Registration Statement has been revised on page 130 in response to Comment 2 to clarify the product mix shift. The Company supplementally advises the Staff that the impact of product mix to gross profit was approximately $0.2 million, which was substantially driven by decreased sales of New Wave Surgical products, which sold for gross margins below the Company’s overall average.

Contractual Obligations and Commercial Commitments, page 134

3.	We note your response to prior comment 25 regarding excluding debt from the tables because it will not be incurred in connection with the merger and separation. Regardless of that purpose, if you intend to draw material amounts on the debt facility after completion of the transactions for any other purpose, please ensure your document describes that plan to shareholders.

Response to Comment 3: The Company advises the Staff that the Company does not have any current plans to draw on the debt facility for any purpose. While the debt facility may be used for future cash needs of the Company, such as general corporate purposes and acquisition opportunities, there are no specific intentions to do so at this time. The Registration Statement has been revised on page 134 in response to Comment 3.

Note 14 – Product and Geographic Information, page F-22

4.	We note from your revised disclosures in response to prior comment 27 that you do not manage your business based on the product categories disclosed on page 97. However, your response did not explain to us how you considered the guidance from FASB ASC paragraph 280-10-50-40, which indicates that you should report the revenues from external customers for each product and service or each group of similar products.

Response to Comment 4: The Registration Statement has been revised on page 97 in response to Comment 4. The Company advises the Staff that all of its products are used for general surgery purposes across a wide range of surgical interventions. The Company sells all of these products as a comprehensive general surgical instruments portfolio through direct sales to hospitals by company sales people or through contracted independent distributors. For example, a sales person is tasked with calling on individual hospitals or hospital groups to sell all of the Company’s products collectively. The Company does not have sales persons or independent distribution channels for certain products. While all of the products are similar, the Company considered the guidance in ASC paragraph 280-10-50-40 and concluded that the appropriate disclosure for revenues by product consisted of distinguishing Alliance Partners Products and Symmetry Surgical Branded products. This conclusion is based on significant differences in the ownership of intellectual property, responsibility for manufacturing and how the Company’s Chief Operating Decision Maker (“CODM”) reviews revenue for each of these types of products. The Company owns the intellectual property and is the manufacturer of record with the FDA for Symmetry Surgical Branded products. However, for Alliance Partner Products, the Company neither owns the intellectual property, nor is the Company the manufacturer of record for those products. As was the case with New Wave, the Company is at risk for losing distribution rights to Alliance Partners Products. Therefore, the Company believes that disclosing product categories of Alliance Partner Products and Symmetry Surgical Branded products is important to investors.  The Company does not intend to report product information in any other disaggregated manner to investors as it does not believe such information would be meaningful to their analysis of the business given the similarity of the products.  Further, the Company notes that the types of products discussed on page 97 are included in both the Alliance Partner and Symmetry Surgical Branded product groupings.  For example, the Company sells laparoscopic surgical instruments from Microline Surgical under the Microline brand from an Alliance Partner while also selling laparoscopic surgical instruments under the Access Surgical® brand, which is owned by the Company.  Finally, the Company’s CODM, Thomas J. Sullivan, the Chief Executive Officer, reviews revenues based upon these two categories.

Amanda Ravitz Assistant Director United States Securities and Exchange Commission October 24, 2014 Page 3

Symmetry Surgical Business, Unaudited Pro Forma Combined Financial Statements, page F-25

5.	We note from your response and revised disclosures in response to prior comment 28 that SMI is responsible for approximately $36 million of costs to be incurred at the closing of the transaction. Additionally, it appears from your disclosures on page 64 that Symmetry Surgical will assume these costs on behalf of SMI under the separation agreement. Please clarify if these costs will be assumed by Symmetry Surgical under the separation agreement. Revise your disclosures as necessary.

Response to Comment 5: The Registration Statement has been revised on page 64 in response to Comment 5. The Company supplementally advises the Staff that, pursuant to the separation agreement, all transaction fees and expenses shall be paid by SMI at closing. To the extent such fees and expenses are not paid at closing, but were incurred prior to the effective time of the Merger, the Company must pay such fees and expenses upon request of SMI or its affiliates. It is intended that SMI will pay these fees and expenses before or at closing.

Item 21. Exhibits and Financial Statement Schedules, page II-2

6.	Please expand your response to prior comment 29 to clarify the nature of the information included in the appendices, exhibits and schedules missing from Exhibits 10.1-10.4. For example, are these attachments currently blank and will be completed only upon completion of the transactions? Or are the attachments in “form” of the intended attachment, to be executed only after completion of the transactions? While we do not object to filing the agreements in their entirety upon execution, the missing attachments should also be filed prior to execution even if merely in “form” of the intended agreement.

Response to Comment 6: In response to Comment 6, the attachments to Exhibit 10.1-10.4 are being filed herewith, with certain redactions. With respect to the redactions, a request for confidential treatment pursuant to Rule 406 of the Securities Act of 1933, as amended, which is limited to solely competitively sensitive pricing information, has been submitted under separate cover. Due to the narrow scope of the confidential treatment request and the routine nature of the single issue presented therein, the Company respectfully requests the Staff's cooperation in facilitating an expeditious resolution so as to not delay the transaction.

* * *

Amanda Ravitz Assistant Director United States Securities and Exchange Commission October 24, 2014 Page 4

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (312) 845-1223 or Rachel Phillips at (212) 841-8857.

Respectfully submitted,

/s/ James T. Lidbury

James T. Lidbury

cc:	Rachel Phillips

David Milne